SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NexGen Energy Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65340P106

(CUSIP Number of Class of Securities)

Andrew J. Bond

Davis Wright Tremaine LLP

865 South Figueroa Street, Suite 2400

Los Angeles, California, 90017

(213) 633-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person Li Ka Shing
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 45,948,012(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 45,948,012(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,948,012 (1)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (9) 12.4% (2)
14	Type of Reporting Person IN

(1)	Includes shares of the Issuer’s common stock (the “Common Shares”) beneficially owned by Sprinkle Ring Investment Limited (“Sprinkle Ring”) and the Common Shares beneficially owned by Next Global Holdings Limited (“Next Global”). Li Ka Shing shares ownership interest in LVM Unity Limited (“LVM”), which is the sole shareholder of Sprinkle Ring, with his son Victor Li Tzar Kuoi. Next Global’s sole shareholder is Li Ka Shing (Overseas) Foundation (“LKSOF”), in which Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSOF.
(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus an aggregate of 25,343,558 Common Shares either purchased by, or issued to, the holders of the Issuer’s 7.5% convertible debentures (the “Debentures”) since May 7, 2017, 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring, and 14,859,393 Common Shares issuable on conversion of the Debentures held by Next Global.

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person Victor Li Tzar Kuoi
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 45,948,012(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 45,948,012(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,948,012(1)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (9) 12.4% (2)
14	Type of Reporting Person IN

(1)	Includes Common Shares beneficially owned by Sprinkle Ring and the Common Shares beneficially owned by Next Global. Victor Li Tzar Kuoi shares ownership interest in LVM, the sole shareholder of Sprinkle Ring, with his father, Li Ka Shing. Next Global’s sole shareholder is LKSOF, in which Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSOF.
(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus an aggregate of 25,343,558 Common Shares either purchased by, or issued to, the holders of the Debentures since May 7, 2017, 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring, and 14,859,393 Common Shares issuable on conversion of the Debentures held by Next Global.

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person Next Global Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 27,512,119(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 27,512,119(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,512,119(1)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (9) 7.4% (2)
14	Type of Reporting Person CO

(1)	Includes 579,514 Common Shares issued to Next Global as an establishment fee, 12,073,212 Common Shares purchased by Next Global on July 21, 2017, and 14,859,393 Common Shares issuable upon the conversion of the Debentures held by Next Global. Next Global’s sole shareholder is LKSOF, in which Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSOF.
(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus an aggregate of 25,343,558 Common Shares either purchased by, or issued to, the holders of the Debentures since May 7, 2017, 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring, and 14,859,393 Common Shares issuable on conversion of the Debentures held by Next Global.

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person Li Ka Shing (Overseas) Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 27,512,119(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 27,512,119(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,512,119(1)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (9) 7.4% (2)
14	Type of Reporting Person CO

(1)	Includes 579,514 Common Shares issued to Next Global as an establishment fee, 12,073,212 Common Shares purchased by Next Global on July 21, 2017, and 14,859,393 Common Shares issuable upon the conversion of the Debentures held by Next Global. Next Global’s sole shareholder is LKSOF, in which Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSOF.
(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus an aggregate of 25,343,558 Common Shares either purchased by, or issued to, the holders of the Debentures since May 7, 2017, 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring, and 14,859,393 Common Shares issuable on conversion of the Debentures held by Next Global.

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person Sprinkle Ring Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 18,435,893(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 18,435,893(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,435,893(1)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (9) 5.0% (2)
14	Type of Reporting Person CO

(1)	Includes 673,743 shares of Common Shares issued to Sprinkle Ring in June 2016, 347,410 Common Shares issued to Sprinkle Ring on December 12, 2016 as interest on the Debentures, 218,575 Common Shares issued to Sprinkle Ring on June 10, 2017 as interest on the Debentures, and 17,196,165 Common Shares issuable upon the conversion of the Debentures held by Sprinkle Ring. Sprinkle Ring’s sole shareholder is LVM, which is owned by Li Ka Shing and his son Victor Li Tzar Kuoi.
(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus an aggregate of 25,343,558 Common Shares either purchased by, or issued to, the holders of the Debentures since May 7, 2017, 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring, and 14,859,393 Common Shares issuable on conversion of the Debentures held by Next Global.

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person LVM Unity Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 18,435,893(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 18,435,893(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,435,893(1)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (9) 5.0% (2)
14	Type of Reporting Person CO

(1)	Includes 673,743 shares of Common Shares issued to Sprinkle Ring in June 2016, 347,410 Common Shares issued to Sprinkle Ring on December 12, 2016 as interest on the Debentures, 218,575 Common Shares issued to Sprinkle Ring on June 10, 2017 as interest on the Debentures, and 17,196,165 Common Shares issuable upon the conversion of the Debentures held by Sprinkle Ring. LVM is Sprinkle Ring’s sole shareholder.
(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus an aggregate of 25,343,558 Common Shares either purchased by, or issued to, the holders of the Debentures since May 7, 2017, 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring, and 14,859,393 Common Shares issuable on conversion of the Debentures held by Next Global.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, no par value (the “Common Shares”) NexGen Energy Ltd. (the “Issuer”).

The Issuer’s principal executive offices are located at:

Suite 3150 – 1021 West Hastings Street,

Vancouver, British Columbia, Canada

V6E 0C3

Item 2.	Identity and Background

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(1)(a) Name of Reporting Persons:

Li Ka Shing

Victor Li Tzar Kuoi

(b)	Residential Address:

79 Deep Water Bay Road,

Hong Kong

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Li Ka Shing is a businessman and investor who is currently the Chairman of CK Hutchison Holdings Limited (“CK Hutchison”)

Victor Li Tzar Kuoi is a businessman and investor who is currently the Group Co-Managing Director and Deputy Chairman of CK Hutchison.

The principle executive offices of CK Hutchison is located at 22/F, Hutchison House,

10 Harcourt Road, Hong Kong.

(d)	During the last five years, neither Li Ka Shing nor Victor Li Tzar Kuoi has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years neither Li Ka Shing nor Victor Li Tzar Kuoi has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

People’s Republic of China

(2)(a) Name of Reporting Persons:

LVM Unity Limited (“LVM”)

Sprinkle Ring Investment Limited (“Sprinkle Ring”)

(b)	Address of principal business office:

East Asia Chambers, P.O. Box 901,

Road Town, Tortola, British Virgin Islands

(c)	Principal business:

Holding and/or investment companies

(d)	During the last five years, neither LVM nor Sprinkle Ring has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years neither LVM nor Sprinkle Ring has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Place of organization:

British Virgin Islands

(3)(a) Name of Reporting Persons:

Next Global Holdings Limited (“Next Global”)

(b)	Address of principal business office:

Vistra Corporate Services Centre,

Wickhams Cay II, Road Town,

Tortola VG1110, British Virgin Islands

(c)	Principal business:

Holding company

(d)	During the last five years Next Global has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years Next Global has not been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Place of organization:

British Virgin Islands

(4)(a) Name of Reporting Persons:

Li Ka Shing (Overseas) Foundation (“LKSOF”)

(b)	Address of principal business office:

PO Box 309, Ugland House,

Grand Cayman, KY1-1114, Cayman Islands

(c)	Principal business:

Holding company

(d)	During the last five years LKSOF has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years LKSOF has not been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Place of organization:

Cayman Islands

Set forth on Schedule A hereto and incorporated herein by reference, is the name, business address, principal occupation, and citizenship of each of the directors and executive officers LVM, Sprinkle Ring, Next Global and LKSOF. In their capacity as directors or executive officers of the relevant Reporting Persons, each may be deemed a person controlling the Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of any of the Common Shares, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 3.	Source and Amount of Funds or Other Consideration

On July 21, 2017, Next Global used cash on hand to purchase 12,073,212 Common Shares for an aggregate purchase price of $25 million, or $2.0707 per Common Share and $40 million for the Issuer’s 7.5% convertible debentures (the “Debentures”) convertible into an aggregate of 14,859,393 Common Shares. Next Global also received 579,514 Common Shares as an establishment fee for no additional cash consideration.

On June 10, 2016, Sprinkle Ring was issued for no cash consideration 673,743 Common Shares as an establishment fee in connection with Sprinkle Ring’s purchase of Debentures. Sprinkle Ring was subsequently issued 347,410 Common Shares and 218,575 Common Shares on December 12, 2016 and June 10, 2017, respectively, as interest on the Debentures it held.

The Reporting Persons have not purchased any Common Shares with borrowed funds.

Item 4.	Purpose of Transaction

Prior to the filing of this Schedule 13D, certain Reporting Persons will have filed with the Securities and Exchange Commission (the “SEC”) a Schedule 13G with respect to their beneficial ownership of Common Shares.

The Reporting Persons are filing this Schedule 13D as a result of the execution of the Investor Rights Agreement (defined below under Item 6), which grants the Reporting Persons (along with other investors) the right to designate one nominee to serve on the Issuer’s Board of Directors, when certain conditions as outlined in the Investor Rights Agreement are met, including the Investors (defined below under Item 6) having beneficial ownership over an aggregate of at least 15% of the total Common Shares outstanding on a partially diluted basis. Since this threshold was met as of July 21, 2017, the Investors nominated Warren Gilman, who was subsequently appointed to serve on the Issuer’s Board of Directors on that date.

The acquisition and ownership of the Common Shares was for general investment purposes. The Reporting Persons do not have any present intention to acquire ownership of, or control over, additional securities of the Issuer, other than pursuant to the terms of the Debentures. It is the intention of the Reporting Persons to evaluate their investment in the Issuer on a continuing basis and such holdings may be increased or decreased in the future subject to any statutory or contractual restrictions. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial, market and industry conditions, other investment and business opportunities available to such Reporting Persons, tax considerations and other factors.

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

The information contained in the cover pages to this Schedule 13D is incorporated by reference into this item.

(a) and (b)

The beneficial ownership of the Common Shares by each Reporting Person as of the date hereof is reflected on that Reporting Person’s cover page.

Li Ka Shing and Victor Li Tzar Kuoi have shared voting and dispositive power over an aggregate of 45,948,012 Common Shares, which are held by the other Reporting Persons, each of which is either directly or indirectly controlled by each of Li Ka Shing and Victor Li Tzar Kuoi. An additional 29,005,583 Common Shares (including 16,027,778 Common Shares issuable upon conversion of Debentures) are held by CEF (Capital Markets) Limited (“CEFCM”), which is a wholly-owned subsidiary of CEF Holdings Limited (“CEF”). Ownership of CEF is split equally between the Canadian Imperial Bank of Commerce and CK Hutchison Holdings Limited (“CK Hutchison”), which is a publicly listed Hong Kong based company. Since Li Ka Shing is the Chairman of the Board of Directors of CK Hutchison and Victor Li Tzar Kuoi is the Group Co-Managing Director and Deputy Chairman of CK Hutchison and each of CEF, CEFCM, Next Global and Sprinkle Ring have entered into an Investor Rights Agreement (discussed below) with the Issuer, which among other things grants the Investors (defined below) the right to jointly nominate one member to the Issuer’s Board of Directors when the Investor’s combined holdings are at least 15% of the outstanding Common Shares (on a partially diluted basis), the Reporting Persons may be deemed to have shared beneficially ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) of the 29,005,583 Common Shares that are beneficially owned by CEF. When combined with the 45,948,012 Common Shares beneficially owned by the Reporting Persons, the aggregate Common Shares beneficially owned by the Reporting Persons including the Common Shares beneficially owned by CEF would be 74,953,595 Common Shares, which represents approximately 19.4% of the total Common Shares outstanding on a partially diluted basis. This percentage is calculated based on a total of 313,240,769 Common Shares outstanding on May 7, 2017 plus all of the Common Shares issued to the investors since that date and the Common Shares issuable pursuant to the conversion of all of the outstanding Debentures.

Notwithstanding the preceding, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he, she or it is the beneficial owner of any of the 29,005,583 Common Shares beneficially owned by CEF for the purposes of the Exchange Act or for any other purpose, and the Reporting Persons’ beneficial ownership over such Common Shares is expressly disclaimed.

(c)

Except as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Shares during the past 60 days.

(d)

No persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e)

Not applicable

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

In consideration for the increased investment in the Issuer, Next Global, Sprinkle Ring, CEFCM and CEF (together, the “Investors”) entered into an investor rights agreement dated July 21, 2017 (the “Investor Rights Agreement”) with the Issuer which provides for the following: (a) For so long as they hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will agree (i) not to tender or agree to tender (or convert) the Debentures or any Common Shares they hold to an unsolicited takeover bid, (ii) to exercise the votes attached to all Common Shares they hold in respect of any change of control transaction, and deposit or tender such Common Shares, in accordance with the recommendation of the Issuer’s Board of Directors (the “Board”), (iii) to withhold votes in respect of any Common Shares they hold in respect of the election of individuals to the Board who are not nominees of management, and (iv) in respect of non-change of control matters, not to exercise the votes attached to any Common Shares they hold contrary to the recommendation of the Board; (b) For so long as they hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will agree to a standstill whereby they will, among other things, not acquire any securities of the Issuer or solicit proxies or otherwise attempt to influence the conduct of security holders of the Issuer; (c) For so long as they hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will be subject to restrictions on disposition applicable to any Common Shares they hold, consisting of giving prior notice to the Issuer of any proposed disposition of more than 0.5% of the number of Common Shares then outstanding and either: (i) disposing of such Common Shares to specific willing investors identified by the Issuer within a 7-day period; or (ii) disposing of such Common Shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by the Issuer within the 7-day period; and (d) For so long as they hold at least 15% of the Common Shares (on a partially diluted basis), the Investors will have the right to nominate one director to the Board.

The summary of the Investor Rights Agreement in this Item 6 and in Item 5 above is not complete and is qualified in its entirety by reference to the complete Investor Rights Agreement, which is filed as Exhibit 7.1 to this Schedule 13D and is incorporated by reference into both this Item 6 and Items 4 and 5 above.

Item 7.	Materials to be Filed as Exhibits

Exhibit 7.1	Investor Rights Agreement dated July 21, 2017 (Incorporated by reference to exhibit 99.1 to the Form 6-K filed by NexGen Energy Ltd. with the Securities and Exchange Commission on July 28,2017)

Exhibit 7.2	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2017	/s/ Li Ka Shing
Li Ka Shing

Date: July 31, 2017	/s/ Victor Li Tzar Kuoi
Victor Li Tzar Kuoi

Date: July 31, 2017	LVM UNITY LIMITED

/s/ Victor Li Tzar Kuoi By: Victor Li Tzar Kuoi
Title: Director

Date: July 31, 2017	SPRINKLE RING INVESTMENT LIMITED

/s/ Ezra Pau Yee Wan By: Ezra Pau Yee Wan
Title: Director

Date: July 31, 2017	NEXT GLOBAL HOLDINGS LIMITED

/s/ Ezra Pau Yee Wan By: Ezra Pau Yee Wan
Title: Director

Date: July 31, 2017	LI KA SHING (OVERSEAS) FOUNDATION

/s/ Ezra Pau Yee Wan By: Ezra Pau Yee Wan
Title: Director

SCHEDULE A

NEXT GLOBAL HOLDINGS LIMITED—BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address	Citizenship
Pau Yee Wan, Ezra	Director	Director of Next Global Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Neil Douglas McGee	Director	Director of Next Global Holdings Limited	9 rue Schiller, L-2519 Luxembourg	Australia

Christian, Nicolas, Roger Salbaing	Director	Director of Next Global Holdings Limited	1 rue du Cloitre, Genève CH 1204, Switzerland	France

Richard Waichi Chan	Director	Director of Next Global Holdings Limited	41 Rue Siggy Vu Letzebuerg, L-1933 Luxembourg	United States of America

Ho Wai Leung Edmond	Director	Director of Next Global Holdings Limited	66 Rodney Court, 6-8 Maida Vale, London W9 1TJ, United Kingdom	United Kingdom

SPRINKLE RING INVESTMENT LIMITED—BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Ka Shing	Director	Chairman of the Board of Directors of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Tzar Kuoi, Victor	Director	Group Co-Managing Director and Deputy Chairman of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Wong Cynthia Isabella Li Qiao	Director	Director of Sprinkle Ring Investment Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Michelle Sarah Si De	Director	Director of Sprinkle Ring Investment Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

LI KA SHING (OVERSEAS) FOUNDATION—BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Ka Shing	Director	Chairman of the Board of Directors of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Tzar Kuoi, Victor	Director	Group Co-Managing Director and Deputy Chairman of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Tzar Kai, Richard	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Canadian

Chong Hok-shan	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Pau Yee Wan, Ezra	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Chau Hoi Shuen, Solina	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	United Kingdom

Eirene Yeung	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

George Colin Magnus	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	United Kingdom

Frank John Sixt	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Canadian

Chow Kun Chee, Roland	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	United Kingdom

Lee Yeh Kwong, Charles	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Lee Pui Ling, Angelina	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	United Kingdom

Kan Yuet Loong	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	United Kingdom

Au Siu Yin, Amy	Director	Director of Li Ka Shing (Overseas) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

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LVM UNITY LIMITED—BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Ka Shing	Director	Chairman of the Board of Directors of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Tzar Kuoi, Victor	Director	Group Co-Managing Director and Deputy Chairman of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Wong Cynthia Isabella Li Qiao	Director	Director of LVM Unity Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Michelle Sarah Si De	Director	Director of LVM Unity Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

LI KA SHING (OVERSEAS) FOUNDATION—EXECUTIVE OFFICERS

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Ka Shing	Chairman	Chairman of the Board of Directors of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Tzar Kuoi, Victor	Deputy Chairman	Group Co-Managing Director and Deputy Chairman of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

During the last five years, none of the Reporting Persons listed in this Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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